# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: News Corporation, CIK 0001564708
CUSIP: 65249B208
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 1211 Avenue of the Americas, New York, New York (NY), 10036
Date of event which requires filing of this statement: 09/06/2025
Filed by CIK 0002080603
Persons authorized to receive notices and communications: Ebor Management Company Ltd, P.O. Box 1905, Jackson, Wyoming (WY), 83001, 212-474-1000; Rise Fiduciary Services II LLC, 100 W. Liberty Street, 10th Floor, Reno, Nevada (NV), 89501, 212-474-1000; Jesse Angelo, C/O Lupa Systems, 363 Lafayette Street, 5th Floor, New York, New York (NY), 10012, 212-474-1000

## Reporting persons
- MFT SH Family Trust (CIK 0002080603): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EM 2025 Family Trust (CIK 0002080613): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MacLeod Family Discretionary Trust (CIK 0002080604): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock
Name of issuer: News Corporation
Address of issuer's principal executive offices: 1211 Avenue of the Americas, New York, New York (NY), 10036
Comment: This Schedule 13D is being filed by the Reporting Persons (as defined in Item 2(a) below) to report the disposition of beneficial ownership of shares of Class B common stock, par value $0.01 per share ("Class B Shares" or "Shares") of News Corporation (the "Issuer") in connection with the transactions described herein.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by MFT SH Family Trust, EM 2025 Family Trust and MacLeod Family Discretionary Trust (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: Please refer to Notification Information for the contact information of each of the Reporting Persons' Trustees.
Present principal occupation or employment: Each Reporting Person holds assets for investment purposes.
Criminal convictions in the last five years: Not Applicable
Civil proceedings (securities laws) in the last five years: Not Applicable
Citizenship: Each Reporting Person is a Nevada trust.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not Applicable

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have sold all of their beneficial ownership of the Shares. The filing of this Schedule 13D constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days:
Each of the Reporting Persons is a trust established by the trustee of the Murdoch Family Trust (the "MFT") for the benefit of each of Prudence MacLeod, Elisabeth Murdoch and James Murdoch and his or her respective descendants and charitable organizations.

On September 6, 2025, the MFT transferred (i) approximately 50% of the shares of Class A common stock of the Issuer ("Class A Shares") and 50% of the Class B Shares held by the MFT to the Reporting Persons and (ii) the remaining Class A Shares and Class B Shares held by the MFT to three trusts, one for the benefit of each of Lachlan K. Murdoch, Grace Murdoch and Chloe Murdoch and their respective descendants and charitable organizations.

On September 10, 2025, the Reporting Persons completed the sale of (i) 14,071,293 Class B Shares in an underwritten offering (the "Underwritten Offering") for an aggregate sales price of approximately $450 million and (ii) 7,125 Class A Shares and 24,256,641 Class B Shares, along with 9,498 shares of Class A common stock and 34,268,895 shares of Class B common stock of Fox Corporation, in a series of transactions which resulted in LGC Holdco LLC acquiring all of such shares, for an aggregate purchase price of approximately $1,990 million (the "Purchase").

As a result of the Underwritten Offering and the Purchase, none of the Reporting Persons have any interest, directly or indirectly, in the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 10, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement.
2. Underwriting Agreement.

## Signatures
- MFT SH Family Trust: /s/ Jesse Angelo, Jesse Angelo/Trustee of MFT SH Family Trust (09/12/2025)
- EM 2025 Family Trust: /s/ Paula Wardynski, Rise Fiduciary Services II LLC/Trustee of EM 2025 Family Trust (09/12/2025)
- MacLeod Family Discretionary Trust: /s/ Patricia Overdyke, Ebor Management Company Limited/Trustee of MacLeod Family Discretionary Trust (09/12/2025)